

Mail Stop 7010

March 19, 2009

via U.S. mail and facsimile

Roger Griffin, CEO
Waste Technology Corp.
5400 Rio Grande Avenue
Jacksonville, Florida 32254

      RE: Waste Technology Corp.
              Form 10-K for the Fiscal Year Ended October 31, 2008
              Filed January 21, 2009
              File No. 0-14443

Dear Mr. Griffin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                                  Sincerely,

                                  Terence O'Brien
                                  Accounting Branch Chief